                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1*


                                 ONVIA.COM, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   68338T 10 6
                                 (CUSIP NUMBER)

                              HENRY N. NASSAU, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                          INTERNET CAPITAL GROUP, INC.
                                  600 BUILDING
                              435 DEVON PARK DRIVE
                            WAYNE, PENNSYLVANIA 19087
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                    COPY TO:
                           CHRISTOPHER G. KARRAS, ESQ.
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                      PHILADELPHIA, PENNSYLVANIA 19103-2793

                                DECEMBER 21, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), CHECK THE FOLLOWING BOX [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THIS INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

---------------------
CUSIP NO. 68338T 10 6
---------------------

-----------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS                           INTERNET CAPITAL GROUP, INC.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                                23-2996071
-----------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX                           (a)     [ ]
         IF A MEMBER OF A GROUP                              (b)     [ ]
-----------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)                  OO
-----------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                DELAWARE
-----------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES                                    7)       SOLE VOTING
         BENEFICIALLY OWNED BY EACH                                   POWER                               0
         REPORTING PERSON WITH                               ----------------------------------------------
                                                             8)       SHARED VOTING
                                                                      POWER                      17,224,810
                                                             ----------------------------------------------
                                                             9)       SOLE DISPOSITIVE
                                                                      POWER                               0
                                                             ----------------------------------------------
                                                             10)      SHARED DISPOSITIVE
                                                                      POWER                      17,224,810
-----------------------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON                      17,224,810
-----------------------------------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                 [ ]
         (SEE INSTRUCTIONS)
-----------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                               21.9%
-----------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE                       CO
         INSTRUCTIONS)
-----------------------------------------------------------------------------------------------------------

---------------------
CUSIP NO. 68338T 10 6
---------------------

-----------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS                           ICG HOLDINGS, INC.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                                51-0396570
-----------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX                           (a)     [ ]
         IF A MEMBER OF A GROUP                              (b)     [ ]
-----------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)                  OO
-----------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                DELAWARE
-----------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES                                    7)       SOLE VOTING
         BENEFICIALLY OWNED BY EACH                                   POWER                               0
         REPORTING PERSON WITH                               ----------------------------------------------
                                                             8)       SHARED VOTING
                                                                      POWER                      17,224,810
                                                             ----------------------------------------------
                                                             9)       SOLE DISPOSITIVE
                                                                      POWER                               0
                                                             ----------------------------------------------
                                                             10)      SHARED DISPOSITIVE
                                                                      POWER                      17,224,810
-----------------------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON                      17,224,810
-----------------------------------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                 [ ]
         (SEE INSTRUCTIONS)
-----------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                               21.9%
-----------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE                       CO
         INSTRUCTIONS)
-----------------------------------------------------------------------------------------------------------

---------------------
CUSIP NO. 68338T 10 6
---------------------

-----------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS                           THORNBURY INSURANCE CO.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                                03-0371727
-----------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX                           (a)     [ ]
         IF A MEMBER OF A GROUP                              (b)     [ ]
-----------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)                  OO
-----------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                VERMONT
-----------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES                                    7)       SOLE VOTING
         BENEFICIALLY OWNED BY EACH                                   POWER                               0
         REPORTING PERSON WITH                               ----------------------------------------------
                                                             8)       SHARED VOTING
                                                                      POWER                      17,224,810
                                                             ----------------------------------------------
                                                             9)       SOLE DISPOSITIVE
                                                                      POWER                               0
                                                             ----------------------------------------------
                                                             10)      SHARED DISPOSITIVE
                                                                      POWER                      17,224,810
-----------------------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON                      17,224,810
-----------------------------------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                 [ ]
         (SEE INSTRUCTIONS)
-----------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                               21.9%
-----------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE                       IC
         INSTRUCTIONS)
-----------------------------------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

                  This Amendment No. 1 Statement on Schedule 13D (the "Statement") amends the statement previously filed on March 24, 2000 and relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Onvia.com, Inc., a Delaware corporation (the "Issuer"). The principal place of business of the Issuer is 1260 Mercer Street, Seattle, Washington 98109.

ITEM 2.           IDENTITY AND BACKGROUND

             (a) - (c) This amended Schedule 13D is being filed by: (i) Internet Capital Group, Inc., a Delaware corporation ("ICG"), with its principal place of business and principal office at 435 Devon Park Drive, Building 600, Wayne, Pennsylvania 19087; (ii) ICG Holdings, Inc., a Delaware corporation ("Holdings"), with its principal place of business and principal office at 100 Lake Drive, Suite 4, Pencader Corporate Center, Newark, Delaware 19702; and
(iii) Thornbury Insurance Co., a Vermont insurance company ("Thornbury" and collectively with ICG and Holdings, the "Reporting Persons"), with its principal place of business and principal office at 7 Burlington Square, 6th Floor, P.O. Box 530, Burlington, Vermont 05402-0530. ICG is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. ICG provides operational assistance, capital support, industry expertise and a strategic network of business relationships intended to maximize the long-term market potential of its business-to-business e-commerce partner companies. Holdings is a wholly-owned direct subsidiary of ICG and is a holding company. Thornbury is a wholly-owned direct subsidiary of Holdings and a wholly-owned indirect subsidiary of ICG and is an insurance company. The information required by Item 2 of Schedule 13D about the identity and background of the executive officers and directors of: (i) ICG is set forth on Schedule I hereto; (ii) Holdings is set forth on Schedule II hereto; and (iii) Thornbury is set forth on Schedule III hereto.

                  (d) During the last five years, none of the Reporting Persons nor any of their respective executive officers or directors has been convicted in a criminal proceeding.

                  (e) During the last five years, none of the Reporting Persons nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All the executive officers and directors of the Reporting Persons are citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On December 21, 2001, ICG transferred all the shares of Common Stock held by it to Thornbury in an inter-company transfer without consideration.

ITEM 4.           PURPOSE OF TRANSACTION

                  ICG acquired its shares of Common Stock as part of its operating strategy to integrate ICG's partner companies into a collaborative network that leverages its collective knowledge and resources. With the goal of holding its partner company interests for the long-term, ICG uses these collective resources to actively develop the business strategies, operations and management teams of the Issuer and its other partner companies. ICG intends to review, from time to time, its interest investment in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, ICG may seek to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock.

                  Except as set forth above, none of the Reporting Persons have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a-b) ICG, Holdings and Thornbury each may be deemed to be the beneficial owner with shared power to vote and dispose of a total of 17,224,810 shares of Common Stock (or 21.9% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).

                  (c) On December 21, 2001, ICG transferred all the shares of Common Stock held by it to Thornbury in an inter-company transfer without consideration.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1.     Joint Filing Agreement dated December 28, 2001.

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated December 28, 2001               INTERNET CAPITAL GROUP, INC.


                                      By:      HENRY N. NASSAU
                                         --------------------------------------
                                           Henry N. Nassau
                                           Managing Director, General Counsel &
                                           Secretary

Dated December 28, 2001               ICG HOLDINGS, INC.


                                      By:      HENRY N. NASSAU
                                         --------------------------------------
                                           Henry N. Nassau
                                           Vice President & Secretary

Dated December 28, 2001               THORNBURY INSURANCE CO.


                                      By:      HENRY N. NASSAU
                                         --------------------------------------
                                           Henry N. Nassau
                                           Secretary

                                   SCHEDULE I

Name                         Present Principal Employment           Business Address
----                         ----------------------------           ----------------
EXECUTIVE OFFICERS

Walter W. Buckley, III       Chief Executive Officer                Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087

Edward H. West               President, Chief Operating Officer,    Internet Capital Group, Inc.
                             Chief Financial Officer & Managing     435 Devon Park Drive
                             Director                               Building 600
                                                                    Wayne, PA  19087

Kenneth A. Fox               Managing Director, M&A                 Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087

Henry N. Nassau              Managing Director, General Counsel &   Internet Capital Group, Inc.
                             Secretary                              435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087


DIRECTORS

Walter W. Buckley, III       (same as above)                        (same as above)

Robert E. Keith, Jr.         President & Chief Executive Officer    TL Ventures
                                                                    700 Building
                                                                    435 Devon Park Drive
                                                                    Wayne, PA  19087

David Berkman                Managing Partner                       Liberty Associated Partners, L.P.
                                                                    3 Bala Plaza
                                                                    Suite 502
                                                                    Bala Cynwyd, PA  19004

Kenneth A. Fox               (same as above)                        (same as above)

Warren V. Musser             Chairman Emeritus                      Safeguard Scientifics, Inc.
                                                                    435 Devon Park Drive
                                                                    700 Building
                                                                    Wayne, PA 19087

Thomas P. Gerrity            Professor and Director of the          The Wharton School
                             e-Business Initiative                  University of Pennsylvania
                                                                    1000 Steinberg Hall
                                                                    Philadelphia, PA 19104

Michael D. Zisman            Executive Vice President-Strategy      Lotus Development Corporation
                                                                    55 Cambridge Parkway
                                                                    Cambridge, MA  02142

                                   SCHEDULE II

Name                         Present Principal Employment           Business Address
----                         ----------------------------           ----------------
EXECUTIVE OFFICERS

Walter W. Buckley, III       President                              Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087

Kenneth A. Fox               Vice President                         Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087

Henry N. Nassau              Vice President & Secretary             Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087

Edward H. West               Chief Financial Officer & Assistant    Internet Capital Group, Inc.
                             Secretary                              435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087

Philip A. Rooney             Vice President                         Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087


DIRECTORS

Walter W. Buckley, III       (same as above)                        (same as above)

Henry N. Nassau              (same as above)                        (same as above)

Edward H. West               (same as above)                        (same as above)

Philip A. Rooney             (same as above)                        (same as above)

                                  SCHEDULE III

Name                         Present Principal Employment           Business Address
----                         ----------------------------           ----------------
EXECUTIVE OFFICERS

Kenneth A. Fox               President                              Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087

Henry N. Nassau              Secretary                              Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087

Jeffrey P. Johnson           Assistant Secretary                    Primmer & Piper, P.C.
                                                                    100 East State Street
                                                                    Montpelier, VT 05602

Philip A. Rooney             Treasurer                              Internet Capital Group, Inc.
                                                                    435 Devon Park Drive
                                                                    Building 600
                                                                    Wayne, PA  19087


DIRECTORS

Kenneth A. Fox               (same as above)                        (same as above)

Henry N. Nassau              (same as above)                        (same as above)

Jeffrey P. Johnson           (same as above)                        (same as above)

Philip A. Rooney             (same as above)                        (same as above)

                                                                       Exhibit 1


                             Joint Filing Agreement


         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Onvia.com, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended.


Dated December 28, 2001               INTERNET CAPITAL GROUP, INC.


                                      By:      HENRY N. NASSAU
                                         --------------------------------------
                                           Henry N. Nassau
                                           Managing Director, General Counsel &
                                           Secretary

Dated December 28, 2001               ICG HOLDINGS, INC.


                                      By:      HENRY N. NASSAU
                                         --------------------------------------
                                           Henry N. Nassau
                                           Vice President & Secretary

Dated December 28, 2001               THORNBURY INSURANCE CO.


                                      By:      HENRY N. NASSAU
                                         --------------------------------------
                                           Henry N. Nassau
                                           Secretary